Exhibit 99.1

INDEX

Page No.

Independent Auditor's Report	1-2

Consolidated Financial Statements

Balance Sheet	3

Statement of Operations	4

Statement of Members' Equity (Deficit)	5

Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7-18

Independent Auditor's Report

To the Board of Directors
Europa Partners Holdings, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Europa Partners Holdings, LLC and Subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023 and 2022 (as adjusted) and the related consolidated statements of operations, members' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 (as adjusted) and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As described in Note 2 to the consolidated financial statements, the Company previously adopted certain accounting alternatives for private companies developed by the Private Company Council. The Company has elected to adopt accounting principles generally accepted in the United States of America for a public business entity (PBE), which required retrospective application to previously reported amounts. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that audits conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing audits in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audits.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control-related matters that we identified during the audits.

/s/ Plante & Moran, PLLC
Chicago, Illinois
September 25, 2024

Europa Partners Holdings, LLC and Subsidiaries
Consolidated Balance Sheet
December 31, 2023 and 2022

	2023	2022
		(As Adjusted)
Assets
Current Assets
Cash	$255,202	$922,142
Accounts receivable - Net (Note 4)	1,713,300	3,069,629
Inventory	6,926,015	4,625,399
Prepaid expenses and other current assets	396,114	681,723
Total current assets	9,290,631	9,298,893
Property and Equipment - Net (Note 5)	779,696	1,053,550
Right-of-use Operating Lease Assets - Net (Note 10)	3,685,662	4,973,153
Intangible Assets - Net (Note 6)	246,000	601,133
Other Assets
Deposits	169,426	170,226
Debt issuance costs - Net	146,719	199,793
Total other assets	316,145	370,019
Total assets	$14,318,134	$16,296,748

Liabilities and Members' Equity (Deficit)
Current Liabilities
Accounts payable	$9,854,831	$3,507,781
Revolving line of credit (Note 7)	4,246,899	4,240,685
Current portion of lease liabilities - Operating (Note 10)	1,355,176	1,267,353
Accrued and other current liabilities:
Accrued compensation	229,985	291,006
Accrued interest	36,999	53,373
Accrued freight	75,971	—
Accrued management and board fees (Note 11)	853,333	—
Accrued sales and property tax	16,520	60,535
Total current liabilities	16,669,714	9,420,733
Long-term Debt - Related party (Note 11)	680,837	—
Lease Liabilities - Operating - Net of current portion (Note 10)	2,404,868	3,759,672
Total liabilities	19,755,419	13,180,405
Members' Equity (Deficit) (Note 9)	(5,437,285)	3,116,343
Total liabilities and members' equity (deficit)	$14,318,134	$16,296,748

See notes to consolidated financial statements.

Europa Partners Holdings, LLC and Subsidiaries
Consolidated Statement of Operations
Years Ended December 31, 2023 and 2022

	2023	2022
		(As Adjusted)
Net Sales	$51,110,058	$73,426,692
Cost of Sales	43,029,392	64,693,238
Gross Profit	8,080,666	8,733,454
Operating Expenses	15,564,284	19,578,103
Operating Loss	(7,483,618)	(10,844,649)
Nonoperating Expense
Loss on disposal of nonoperating asset	(9,323)	(29,303)
Interest expense	(1,060,687)	(853,998)
Total nonoperating expense	(1,070,010)	(883,301)
Consolidated Net Loss	$(8,553,628)	$(11,727,950)

See notes to consolidated financial statements.

Europa Partners Holdings, LLC and Subsidiaries
Consolidated Statement of Members' Equity(Deficit)

Balance - January 1, 2022	$13,844,293
Net loss (as adjusted)	(11,727,950)
Member contributions	1,000,000
Balance - December 31, 2022 (as adjusted)	3,116,343
Net loss	(8,553,628)
Balance - December 31, 2023	$(5,437,285)

See notes to consolidated financial statements.

Europa Partners Holdings, LLC and Subsidiaries
Consolidated Statement of Cash Flows
Years Ended December 31, 2023 and 2022

	2023	2022
		(As Adjusted)
Cash Flows from Operating Activities
Net loss	$(8,553,628)	$(11,727,950)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	311,985	817,726
Bad debt expense and provision for product returns	70,000	80,000
Noncash lease expense	20,510	53,872
Noncash interest	2,337	—
Amortization of debt issuance costs	247,635	121,854
Amortization of intangible assets	71,680	71,922
Impairment of intangible assets	283,453	—
Changes in operating assets and liabilities that provided (used) cash:
Accounts receivable	1,286,329	(729,737)
Inventory	(2,300,616)	2,038,003
Prepaid expenses and other assets	286,408	1,545,360
Accounts payable	6,347,050	2,121,617
Accrued and other liabilities	807,894	27,408
Net cash used in operating activities	(1,118,963)	(5,579,925)
Cash Flows Used in Investing Activities - Purchase of property and equipment	(38,131)	(229,469)
Cash Flows from Financing Activities
Net change in bank overdraft	(164,591)	164,591
Proceeds from debt	678,500	—
Debt issuance costs	(194,560)	(50,000)
Proceeds from revolving line of credit	4,246,899	—
Payments on revolving line of credit	(4,076,094)	(300,570)
Member contributions	—	1,000,000
Net cash provided by financing activities	490,154	814,021
Net Decrease in Cash	(666,940)	(4,995,373)
Cash - Beginning of period	922,142	5,917,515
Cash - End of period	$255,202	$922,142
Supplemental Cash Flow Information - Cash paid for interest	$827,089	$714,986

See notes to consolidated financial statements.

Europa Partners Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

Note 1 - Nature of Business

Europa Partners Holdings, LLC (Holdings) was formed on April 26, 2021 as a limited liability company under the laws of the State of Delaware for the purpose of holding 100 percent of the equity interests in Europa Sports Partners, LLC (ESP) and Hubmatrix Partners, LLC (Hubmatrix). On May 20, 2021, ESP acquired certain assets and assumed certain liabilities of Thor Holdings Company, Inc.; Europa Sports Holdings, LLC; Europa Sports Products LLC; Hubmatrix LLC; and Lone Star Distributions, LLC. On June 16, 2021, Holdings formed Europa Sports Investments, LLC (Investments) to hold the equity interests in ESP and Hubmatrix. Holdings, along with ESP, Hubmatrix, and Investments (collectively, the "Company"), is engaged in the distribution of vitamins, health supplements, active wear, and fitness accessories to health clubs and health food stores throughout the United States. The Company is headquartered in Charlotte, North Carolina with satellite warehouses in Texas, Nevada, and Florida.

Note 2 - Change in Accounting Principle

The Company previously adopted certain accounting alternatives for private companies developed by the Private Company Council (PCC), including the accounting alternative for certain identifiable intangible assets acquired in a business combination and the use of the risk-free rate as the discount rate for calculating the right-of-use asset and lease liability in place of the incremental borrowing rate for all classes of leases. On January 1, 2023, the Company elected to apply accounting principles generally accepted in the United States of America for public business entities (PBE), which required certain amounts accounted for using the PCC alternatives to be adjusted retrospectively. Also, as a result of adopting the PBE standards, the Company was required to implement ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments in 2021 rather than as of January 1, 2023, the effective date for non-PBE entities. Topic 326 replaces the incurred methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including accounts receivable. The ASU also requires additional disclosures about the credit risk inherent in the Company's financial asset portfolio and how management monitors the credit quality of those financial assets, the Company's expected credit losses, and changes in the estimate of expected credit losses that have taken place during the period. The adoption of Topic 326 guidance did not significantly impact the Company's consolidated financial statements, including previously reported amounts.

The following financial statement line items for the year ended December 31, 2022 were affected by the change in accounting principle:

Consolidated Statement of Operations

	As Previously Reported		As Adjusted	Effect of Change
Sales	$73,426,692		$73,426,692	$—
Cost of goods sold	64,693,238		64,693,238	—
Operating expenses	19,577,906		19,578,103	197
Loss from continuing operations	(10,844,452)	—	(10,844,649)	(197)
Nonoperating expense	(883,301)		(883,301)	—
Net loss	$(11,727,753)		$(11,727,950)	$(197)

Note 2 - Change in Accounting Principle (Continued)

Consolidated Balance Sheet

	As Previously Reported		As Adjusted	Effect of Change
Right-of-use operating lease assets - Net	$5,839,229		$4,973,153	$(866,076)
Intangible assets - Net	601,133		601,133	—
Current portion of lease liabilities - Operating	$1,664,321		$1,267,353	$(396,968)
Lease liabilities - Operating - Net of current portion	4,228,583	—	3,759,672	(468,911)
Members' equity	3,116,540		3,116,343	(197)

Previously, under the PCC alternative, customer-related intangibles were not separately recognized. As a result of applying the PBE accounting principles, as further detailed above, there was no significant impact on the fair value of acquired intangible assets in connection with a previous business acquisition completed on May 20, 2021 (the "acquisition date").

On January 1, 2022, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-02, Leases. The ASU required lessees to recognize a right-of-use asset and related lease liability for all leases, with limited exceptions. The Company elected to adopt the ASU using the modified retrospective method as of January 1, 2022. As noted above, upon adopting the PBE standards, the Company was required to measure the right-of-use assets and lease liabilities associated with operating leases using the lessee's incremental borrowing rate rather than the risk-free rate utilized under the PCC standards. As as result, the right-of-use operating lease assets and operating lease liabilities as of December 31, 2022 decreased by $866,076 and $865,879, respectively, which also increased operating expenses for 2022 by $197 from previously reported amounts.

The application of PBE accounting standards did not impact cash flows from operating, investing, and financing activities for the year ended December 31, 2022 from previously reported amounts.

Note 3 - Significant Accounting Policies

Basis of Accounting

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for PBEs (U.S. GAAP). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has negative working capital and incurred significant net losses and generated negative cash flows since inception. These trends have impacted the Company's ability to adhere to certain covenants required by its debt agreements, as further described in Note 7, which provides the lender the right to call the debt due. These events raise substantial doubt about the Company's ability to meet its obligations as they come due for a reasonable period of time. Subsequent to year end, the Company obtained additional debt borrowings from a related party and refinanced its existing credit agreement with a third party, as further detailed in Note 7. Additionally, the members of the Company entered into an Unit Purchase Agreement with a third party to sell all of the outstanding membership units of Holdings, as further detailed in Note 14.

Principles of Consolidation

The consolidated financial statements include the accounts of Holdings and all of its wholly owned subsidiaries (Investments, ESP, and Hubmatrix). All material intercompany accounts and transactions have been eliminated in consolidation.

Note 3 - Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are stated at net invoice amounts. An allowance for credit losses is established for amounts expected to be uncollectible over the contractual life of the receivables.

The adequacy of the Company's allowance for credit losses is reviewed on a periodic basis and adjusted accordingly using historical payment trends and write-off experience by customer, which are pooled into categories based on their end markets and length of customer relationship. Additionally, the Company considers the customer's current payment status, current economic conditions, and reasonable and supportable forecasts. The Company considers expected future economic conditions and industry and market trends when making adjustments for reasonable and supportable forecasts and the related impact on future collections. Uncollectible amounts are written off against the allowance for credit losses in the period they are determined to be uncollectible. Recoveries of amounts previously written off are recognized when received. The allowance for credit losses on accounts receivable balances was $45,958 and $47,847 as of December 31, 2023 and 2022, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value, with cost determined on the first-in, first-out (FIFO) method. Inventory includes goods available for sale.

Property and Equipment

Property and equipment acquired as part of a business combination are recorded at their estimated acquisition-date fair value. All other property and equipment acquired are recorded at cost. The straight- line method is used for computing depreciation. Assets are depreciated over their estimated useful lives. The costs of leasehold improvements are amortized over the lesser of the length of the related lease or the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

The Company purchases refrigerated coolers for resale, for use in warehousing the Company's products prior to sale, and to store and display customer-owned product at customer locations. When purchased, coolers are classified as inventory and transferred to property and equipment when placed into service, which is typically when the coolers are sent to a customer location, and depreciated based on their remaining useful lives. As of December 31, 2023 and 2022, the Company has coolers in service at various customer locations with a net book value of approximately $511,000 and $674,000, respectively.

Intangible Assets

Acquired intangible assets subject to amortization are stated at cost and are amortized using the straight- line method over the estimated useful lives of the assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. The intangible assets are amortized over a 10-year period.

During 2023, the Company determined that, based on estimated future cash flows, the carrying amount of the trade name exceeds its fair value by $283,453; accordingly, an impairment loss of that amount was recognized and is included in operating expenses. No impairment charge was recognized in 2022.

Debt Issuance Costs

Debt issuance costs of $194,560 and $50,000 were incurred by the Company for the years ended December 31, 2023 and 2022, respectively, in connection with obtaining the credit facilities further described in Note 7. The debt issuance costs related to the line of credit are recorded as a long-term asset on the accompanying consolidated balance sheet. The costs are amortized over the term of the related debt and reported as a component of interest expense on the consolidated statement of operations. Included in interest expense for the years ended December 31, 2023 and 2022 is amortization expense totaling $247,635 and $121,854, respectively, which includes approximately $135,000 of expense related to the write-off of unamortized debt issuance costs associated with the credit facility refinanced, as further described in Note 7.

Note 3 - Significant Accounting Policies (Continued)

Leases

The Company has operating leases for different office and warehouse locations described in Note 10. The Company recognizes expense for operating leases on a straight-line basis over the lease term. The Company made a policy election not to separate lease and nonlease components. Therefore, the full amount of the fixed-lease payment is included in the recorded right-of-use asset and lease liability. Lease expense excludes variable lease payments, which are not dependent on an index or rate and are estimated or actual charges for reimbursement from the lessor. Included in these variable lease payments are payments for real estate taxes.

The Company has operating leases for delivery vehicles with a lease term of one year or less that the Company elected to account for as short-term leases. As a result, these leases are not included in the right-of-use asset and lease liability. Total expense related to short-term leases was approximately $79,000 and $328,000 for the years ended December 31, 2023 and 2022, respectively.

Revenue Recognition

ESP distributes vitamins, health supplements, sports drinks, active wear, and fitness accessories to health clubs, sporting good outlets, retailers, and grocery and health food stores throughout the United States, as well as through online platforms. Hubmatrix provides fulfillment and distribution services to third parties primarily in end markets similar to ESP customers. Results of operations are substantially affected by personal wellness and fitness trends, as well as economic conditions that impact consumer disposable income levels and spending habits.

During 2023, the Company recognized revenue from contracts with customers of $51,110,058. Of the 2023 recognized revenue from contracts with customers, $48,244,640 is from ESP and $2,865,418 is from Hubmatrix. During 2022, the Company recognized revenue from contracts with customers of $73,426,692. Of the 2022 recognized revenue from contracts with customers, $72,426,714 is from ESP and $999,978 is from Hubmatrix. See Note 4 for additional details on disaggregated revenue.

Trade accounts receivable from contracts with customers totaled $1,552,711, $2,953,949 and $2,459,452 at December 31, 2023; December 31, 2022; and January 1, 2022, respectively. The Company did not recognize any other contract assets or contract liabilities at December 31, 2023. See Note 4 for additional details on accounts receivable.

Timing of Satisfaction

The goods supplied by ESP are homogeneous and have an alternative use in that they can be supplied to another customer, and, as a result, revenue is recognized at a point in time. ESP typically satisfies its performance obligations for sales of goods as goods are delivered and control of the goods transfers to the customer. Sales of products by ESP may include fees for shipping and handling. ESP has elected to treat shipping and handling activities related to contracts with customers for the sale of products as costs to fulfill the promise to transfer the associated products and not as separate performance obligations and includes such costs in cost of sales at the time of shipment. ESP also enters into drop ship arrangements with customers whereby merchandise is shipped directly from a third-party supplier to a customer. Under these arrangements, ESP records revenue and related costs on a gross basis. ESP is the principal in these transactions because ESP ultimately is responsible for fulfilling the performance obligation, and the customer never interacts with the manufacturer. ESP also has complete discretion in establishing the price charged to the end customer. ESP satisfies its performance obligations for drop ship arrangements as goods are delivered and control of the goods transfers to the customer.

Hubmatrix satisfies its performance obligations for fulfillment and distribution services at a point in time, typically when the customer's goods are delivered to the named destination. Hubmatrix also provides services for storage, packaging, receiving, and in-bound freight management and satisfies those performance obligations over time. Revenue recognized over time for Hubmatrix was approximately $356,000 and $75,000 for the years ended December 31, 2023 and 2022, respectively.

Note 3 - Significant Accounting Policies (Continued)

Allocating the Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue on sales of products is recorded based on the transaction price, which includes fixed consideration less an estimate of variable consideration related primarily to early payment discounts, volume discounts or rebates, and other sales- related discounts. Variable consideration for these costs is estimated using the expected value method based on review of specific transactions, historical experience, and market and economic conditions. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Revenue from fulfillment and distribution services performed by Hubmatrix is recorded based on the transaction price, which primarily includes fixed consideration.

Significant Payment Terms

Payments for the Company's products and services are typically due in accordance with payment terms on invoiced amounts, which is typically within 30 to 90 days depending on the customer's creditworthiness. At times, the Company requires payment upon shipment. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component does not exist. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and services and not to receive financing from, or provide financing to, the customer. Additionally, the Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less.

Nature of Promises to Transfer

For a majority of customer contracts, the products that ESP contracts to transfer to customers are purchased by the Company for resale. Hubmatrix acts as an agent and provides fulfillment services for select brands. Under these customer contracts, Hubmatrix does not take title or accept risk of loss associated with the product delivered to the end customer. Additionally, Hubmatrix does not have any involvement or discretion in establishing the price of the goods that are delivered to the end customer.

Returns and Refunds

ESP allows for returns for products sent to customers. Products that are returned without damage are returned to inventory for sale. Expired products are oftentimes returned to the vendor, and, in these situations, ESP does not absorb the loss from expiration. At the time revenue is recognized, ESP estimates expected returns and excludes those amounts from revenue. ESP also maintains appropriate accounts to reflect the effects of expected returns on ESP's financial position and periodically adjusts those accounts to reflect its actual return experience.

Accounting Policy Elections

The Company has elected the practical expedient that permits it to exclude sales taxes and other similar taxes from the transaction price. Accordingly, these taxes are not included in gross revenue on the consolidated statement of operations.

The Company pays a commission to certain salespeople and brokers, which is based on a percentage of net sales and earned at the time of sale. As a practical expedient, the Company recognizes the incremental costs of obtaining contracts (e.g., commissions) as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized would have been one year or less. The amount expensed for the years ended December 31, 2023 and 2022 was approximately $612,000 and $1,039,000, respectively. No commissions have been capitalized.

Advertising Expense

Advertising expense is charged to income during the year in which it is incurred. Advertising expense for the years ended December 31, 2023 and 2022 was approximately $190,000 and $142,000, respectively.

Income Taxes

Holdings is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable or provided for by Holdings. Members are taxed individually on their pro rata ownership shares of Holdings' earnings. Holdings net income or loss is allocated among the members in accordance with Holdings' operating agreement.

On June 10, 2021, Investments made an election to be treated as a corporation for federal and state income tax purposes. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting. Previous to this election, Investments elected to be treated as a partnership for federal and state income tax purposes.

ESP and Hubmatrix are single-member limited liability companies and are disregarded for federal and state income tax purposes. Income and loss from these entities are reported in the income and loss of Investments.

Credit Risk, Major Customers, and Suppliers

Sales are predominately to sports and nutritional retailers, health clubs, and gyms located throughout the United States. The Company extends trade credit to its customers on terms that are generally practiced in the industry. The Company had no individual customers accounting for more than 10 percent of total revenue for the years ended December 31, 2023 or 2022. As of December 31, 2023, two customers made up approximately 34 percent of total accounts receivable. As of December 31, 2022, two customers made up approximately 37 percent of total accounts receivable.

The Company has cash on deposit in financial institutions in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. As of December 31, 2023, the Company held $98,261 at financial institutions that exceeded the federally insured limit.

As of December 31, 2023, there was one vendor who represented approximately 56 percent of the outstanding balance of accounts payable on the accompanying consolidated balance sheet. As of December 31, 2022, four vendors represented approximately 48 percent of the outstanding balance of accounts payable on the accompanying consolidated balance sheet. No similar concentrations existed in inventory purchases for the years ended December 31, 2023 or 2022.

Subsequent Events

The financial statements and related disclosures include evaluation of events up through and including September 25, 2024, which is the date the consolidated financial statements were available to be issued.

Note 4 - Revenue and Accounts Receivable

The following tables illustrate the disaggregation of the Company's revenue by major product line and customer type for 2023 and 2022:

	2023	2022
Customer type:
Gym/healthy lifestyle	$28,762,550	$33,005,564
Specialty retail	7,745,620	14,881,933
Sporting goods	3,904,616	3,838,007
Grocery	3,170,450	5,229,262
Web	883,902	6,768,975
Other customer types	6,642,920	9,702,951
Total	$51,110,058	$73,426,692

Note 4 - Revenue and Accounts Receivable (Continued)

	2023	2022
Revenue by product or service type:
Drinks	$26,326,486	$37,445,802
Protein and pre-workout	12,499,965	17,448,894
Bars and meal replacement snacks	7,112,838	12,078,880
Fulfillment and distribution services	2,865,418	1,039,630
Other product and services	2,305,351	5,413,486
Total	$51,110,058	$73,426,692

The following is the detail of accounts receivable at December 31:

	2023	2022
Trade receivables	$1,552,711	$2,953,949
Other receivables	216,547	173,527
Less:
Reserve for credit losses	45,958	47,847
Reserve for product returns	10,000	10,000
Total accounts receivable - Net	$1,713,300	$3,069,629

The activity in the allowance for credit losses for the years ending December 31 is as follows:

	2023	2022
Balance - January 1	$47,847	$40,000
Additions charged to expense	70,000	80,000
Deductions/Write-offs	(71,889)	(72,153)
Balance - December 31	$45,958	$47,847

Note 5 - Property and Equipment

Property and equipment at December 31 are summarized as follows:

	2023		2022	Depreciable Life -Years
Equipment	$694,817		$682,698	1-7
Coolers	1,133,517		1,163,414	1-7
Transportation equipment	89,540		156,640	1-6
Furniture and fixtures	131,130		131,130	1-7
Computer equipment and software	208,486		192,452	1-7
Leasehold improvements	32,851		27,091	10
Total costs	2,290,341	—	2,353,425
Accumulated depreciation - Leasehold improvements	1,510,645		1,299,875
Net property and equipment	$779,696		$1,053,550

Depreciation expense for the years ended December 31, 2023 and 2022 was $311,985 and $817,726, respectively.

Note 6 - Acquired Intangible Assets

Intangible assets of the Company at December 31 are summarized as follows:

	2023		2022
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets - Trade name	$717,000	$(471,000)	$717,000	$(115,867)

Amortization expense for intangible assets, including impairment loss, totaled $355,133 and $71,922 for the years ended December 31, 2023 and 2022, respectively.

Estimated annual amortization expense for the next five years and thereafter is as follows:

Years Ending	Amount
2024	$33,396
2025	33,305
2026	33,305
2027	33,305
2028	33,396
Thereafter	79,293
Total	$246,000

Note 7 - Revolving Credit Agreement

On June 16, 2023, ESP and Hubmatrix (the "Borrowers") entered into a new financing agreement with a financial institution, which was used to refinance its existing credit facility, as further described below. The credit facility provides a line of credit with maximum borrowings up to $8,000,000 subject to a borrowing base further detailed in the underlying agreement. The line of credit accrues interest monthly at either the prime rate plus 1.50 percent (an effective interest rate of 10 percent at December 31, 2023) or the prime rate plus 2.0 percent (an effective interest rate of 10.50 percent at December 31, 2023) depending on the amount of borrowing availability, as further detailed in the underlying agreement. The financing agreement is effective until June 30, 2026, however, can be terminated by the lender for any reason with 120 days’ prior written notice. The finance agreement can also be terminated at any time if an event of default occurs, as further detailed in the underlying agreement. The Borrowers are subject to liquidated damages up to 2 percent of the maximum borrowing limit if an event of default occurs prior to the termination date (June 30, 2026). The borrowings under the credit facility are guaranteed by Holdings and Investments, and essentially all assets of the Borrowers serve as collateral. The Borrowers are subject to various financial and nonfinancial covenants, including maintenance of a minimum tangible net worth and working capital. As of December 31, 2023, the Borrowers were in violation of the minimum tangible net worth and working capital covenants. As of December 31, 2023, the outstanding borrowings on the credit facility were $4,246,899.

In May 2024, the Borrowers entered into a new secured promissory note with a third party providing up to
$6,000,000 in available borrowings at the lender’s discretion. The proceeds were used to refinance the Company’s credit facility entered into in June 2023. At the time of refinancing, the amounts outstanding on the existing credit facility totaled approximately $2,800,000. The borrower agreed to a reduced payoff amount of $1,450,000. Borrowings accrue interest in kind at the United States prime rate, and accrued interest and outstanding borrowings are due on May 22, 2025. The lender also entered into a Unit Purchase Agreement with the company members, as further described in Note 14. Upon closing of the Unit Purchase Agreement, the maximum available borrowings will increase to $9,000,000. Under the Unit Purchase Agreement, the lender has the right to convert the promissory note into units of membership interest in Holdings, as further described in the Unit Purchase Agreement.

Note 7 - Revolving Credit Agreement (Continued)

Prior to June 16, 2023, the Borrowers had a credit agreement with a financial institution providing $30,000,000 subject to a borrowing base further detailed in the underlying agreement. Outstanding borrowings accrued interest monthly at the Secured Overnight Financing Rate (SOFR) plus an applicable margin, as further defined in the agreement (an effective interest rate of 9.3 percent at December 31, 2022). This agreement also charged an unused line fee equal to 0.50 percent per annum times the amount by which the revolving commitment ($30,000,000) exceeded the greater of the average daily revolver usage during the preceding month or the minimum balance (minimum balance equals $10,000,000 at April 30, 2022 and for periods thereafter). Additionally, the Borrowers were required to pay a minimum charge on a monthly basis equal to the contract rate or default rate, as defined in the underlying loan and security agreement (an effective rate of 9.3 percent per annum at December 31, 2022), multiplied by the amount, if any, that the minimum balance exceeds the average monthly revolver usage for such month. This fee is included in interest expense on the consolidated statement of operations. Prior to June 1, 2022, outstanding borrowings accrued interest monthly at the London Interbank Offered Rate (LIBOR) plus an applicable margin. Under this credit agreement, the Borrowers were required to establish a lockbox or other account arrangement with an approved financial institution whereby the ledger balance shall be applied to the outstanding borrowings on the revolving loan at the end of each business day. The outstanding borrowings at December 31, 2022 totaled $4,240,685, which included checks issued in excess of bank balance of $164,591. The Borrowers were subject to certain financial and nonfinancial covenants, including limitations on capital expenditures and maintenance of a fixed charge coverage ratio. Essentially, all assets of the Borrowers and the equity interests in the Borrowers held by Holdings were pledged as collateral for outstanding borrowings. Holdings had guaranteed the repayment of the outstanding obligations.

Interest expense, excluding debt issuance cost amortization, for the years ended December 31, 2023 and 2022 was $813,052 and $732,144, respectively.

Note 8 - Income Taxes

The components of the income tax provision included in the consolidated statement of operations are all attributable to continuing operations and are detailed as follows:

	2023	2022
Deferred income tax recovery	$(2,288,826)	$(2,533,595)
Change in valuation reserve	2,288,826	2,533,595
Total income tax expense (recovery)	$—	$—

A reconciliation of the provision for income taxes to income taxes computed by applying the statutory United States federal rate to income before taxes is as follows:

	2023	2022
Income tax recovery, computed at 21 percent of pretax loss	$(1,796,262)	$(2,462,870)
Effect of nondeductible expenses	5,295	2,604
State income tax recovery, net of federal benefit	(326,208)	(365,971)
Adjustments of prior year estimates and other	(171,651)	292,642
Change in valuation reserve	2,288,826	2,533,595
Total provision for income taxes	$—	$—

Note 8 - Income Taxes (Continued)

The details of the net deferred tax asset (liability) at December 31 are as follows:

	2023	2022
Deferred tax assets
Net operating loss carryforward	$5,880,086	$4,102,890
Interest	430,834	213,341
Accrued expenses	221,178	43,106
Inventory reserve	60,839	46,228
Gross deferred tax assets	6,592,937	4,405,565
Valuation allowance recognized for deferred tax assets	(5,699,900)	(3,411,074)
Net deferred tax assets	893,037	994,491
Deferred tax liabilities
Amortization	(713,889)	(755,813)
Depreciation	(179,148)	(238,678)
Gross deferred tax liabilities	(893,037)	(994,491)
Net deferred tax asset (liability)	$—	$—

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of loss carryforwards. As of December 31, 2023, the Company had federal net operating loss carryforwards available to offset future taxable income of approximately $24,563,000, which do not expire.

In accordance with ASC 740, future realization of a tax benefit depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under tax law. The weight given to the potential effects of negative and positive evidence is commensurate with the extent to which it can be objectively verified. The Company has considered all available evidence, the future reversal of existing temporary differences, and estimated future taxable income in determining the need for a valuation allowance. Management believes that sufficient positive evidence does not exist, and a valuation allowance has been recorded against the Company’s net deferred tax assets totaling $5,699,900 at December 31, 2023.

Note 9 - Members' Equity

The Company's operating agreement authorizes two classes of units to be issued, which include membership units and incentive units. The Company can issue an unlimited number of membership units, which have voting rights. As of December 31, 2023 and 2022, 266,666,667 and 200,000,000 membership units were issued and outstanding, respectively. During 2023, 66,666,667 membership units were issued to a related party in connection with the promissory note issued in August 2023, as further detailed in Note 11.

Incentive units are subject to the terms of an individual plan to be approved by the Company's board of directors and shall be subject to vesting and forfeiture pursuant to award agreements. Incentive units have no voting rights and shall participate only in the profits of the Company earned after the date of issuance and any increase in the value of the Company in excess of the fair market value of the equity of the Company as of the date of issuance. There were no incentive units issued and outstanding at December 31, 2023 or 2022.

Note 10 - Leases

The Company is obligated under operating leases for office and warehouse space expiring at various dates through 2027. There are no renewal or termination options listed in the leases other than the Company's warehouse lease in Texas, which has a stated lease term ending in July 2027. The renewal provides the Company one additional lease period of five years starting in August 2027. Management has concluded that the lease renewal is not reasonably certain to be exercised as of December 31, 2023. The right-of-use asset and related lease liability have been calculated using the Company's incremental borrowing rate of 10 percent. The leases require the Company to pay taxes, insurance, utilities, and maintenance costs. Total rent expense under these leases was $1,733,558 and $1,733,777 for the years ended December 31, 2023 and 2022, respectively. The Company's lease for its Texas distribution facility requires a letter of credit for $200,000 as collateral. As of December 31, 2023, the letter of credit has yet to be issued on behalf of the Company to the landlord.

Note 10 - Leases (Continued)

Variable lease expense totaled $241,096 and $345,246 for the years ended December 31, 2023 and 2022, respectively, which are dependent on property tax assessments.

Future minimum annual commitments under these operating leases are as follows:

Years Ending December 31	Warehouse and Office Space
2024	$1,667,791
2025	1,416,158
2026	975,044
2027	275,437
Total	4,334,430
Less amount representing interest	574,386
Present value of net minimum lease payments	3,760,044
Less current obligations	1,355,176
Long-term obligations under leases	$2,404,868

Other information related to these operating leases and the calculation of related right-of-use assets and operating lease liabilities consists of the following:

	2023	2022
Cash paid for amounts included in the measurement of lease liabilities	$1,266,981	$1,115,554
Weighted-average remaining lease term (in months) - Operating leases	34	44
Weighted-average discount rate - Operating leases	10.0%	10.0%

Note 11 - Related Party

The following is a description of transactions between the Company and related parties:

Promissory Note

On August 31, 2023, ESP and Hubmatrix entered into a promissory note with a company member in the initial principal amount of $678,500. Interest accrues daily at 8 percent per annum on the outstanding principal balance and is payable in cash on the first day of each quarter. Additionally, paid-in-kind interest (PIK) accrues daily at 4 percent per annum by adding the amount of such PIK interest to the outstanding principal on the first day of each quarter. The outstanding principal, including PIK interest, is due on the later of November 28, 2026 and the date that is 181 days after the final stated maturity date or termination date of the credit facility further described in Note 7. The promissory note is subordinate to the credit facility described in Note 7.

Advisory Fees

The Company has a consulting agreement with a related party that calls for payment of a quarterly advisory fee of $150,000. For the years ended December 31, 2023 and 2022, the Company recognized advisory fee expense totaling $600,000, which is recorded in operating expenses. At December 31, 2023, unpaid advisory fees due to this related party totaled $750,000 and are recorded in accrued management and board fees. Accounts payable at December 31, 2022, include unpaid advisory fees due to a related party totaling $150,000.

Note 12 - Retirement Plan

The Company sponsors a 401(k) plan for substantially all employees. The plan provides for the Company to make discretionary contributions. There were no company contributions to the plan in the years ended December 31, 2023 or 2022.

Note 13 - Contingencies

On December 20, 2021, the Company entered into an agreement with a supplier and committed to purchase approximately $98,000 in product per month for approximately two years totaling approximately $2,400,000. If the Company fails to procure the monthly minimum product quantity, then the Company will be subject to a per unit charge more specifically defined in the underlying agreement. If none of the committed product is purchased over the two-year period, then, in lieu of making these purchases, the Company would pay a maximum per unit premium totaling approximately $175,000 to the vendor over the two-year period. On November 6, 2023, the agreement was amended and the aggregate minimum purchase commitment was reduced to approximately $2,035,000. Additionally, the maximum per unit premium due should the Company fail to procure the minimum quantities was reduced to approximately $152,158 over the two-year period. As of December 31, 2023, the agreement expired, and the Company made all required product purchases and/or paid the per unit premium due under the agreement.

Note 14 - Subsequent Events

On May 23, 2024, the Company members entered into a Unit Purchase Agreement with a third party to sell all of the membership units held by the members in Holdings. The purchase was consummated when all closing conditions and deliverables, as further detailed in the underlying agreement, were satisfied, which occurred on August 9, 2024.

Under the agreement, upon closing, the holders of the related party promissory note, as described in Note 11, delivered and assigned the promissory note to the purchaser. Additionally, upon closing, management fees owed under the agreement detailed in Note 11 were agreed to be waived and the advisory fee agreement was terminated.

In July 2024, approximately $560,000 of inventory on hand at December 31, 2023 was returned by the Company to the supplier for credit to be applied against the supplier's outstanding accounts payable. The Company expects to ship an additional $4,740,000 of inventory on hand to the same supplier for a credit to be applied against the supplier's outstanding accounts payable. At December 31, 2023, approximately $5,455,000 of accounts payable was due to this supplier.